Infosys®

Fact Sheet – Consolidated Financial data, Third Quarter, 2005-06

Profit and Loss Account summary for the Quarter ended (As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	September 30, 2005	Growth % in Q3 FY 2006 over Q2 FY 2006
	2005	2004			
Income from software services, products and business process management	**2,532**	1,876	35.0	2,294	10.4
Software development and business process management expenses	1,327	992	33.8	1,212	9.5
GROSS PROFIT	**1,205**	**884**	**36.3**	**1,082**	**11.4**
Selling and marketing expenses	158	117	35.0	149	6.0
General and administration expenses	186	149	24.8	199	-6.5
	344	**266**	**29.3**	**348**	**-1.1**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION AND MINORITY INTEREST	**861**	**618**	**39.3**	**734**	**17.3**
Interest	-	-	-	-	-
Depreciation and amortization	117	74	58.1	96	21.9
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION AND BEFORE MINORITY INTEREST	**744**	**544**	**36.8**	**638**	**16.6**
Other income	(5)	46	-110.9	44	-111.4
Provision for investments	-	-	-	1	-
NET PROFIT BEFORE TAX AND MINORITY INTEREST	**739**	**590**	**25.3**	**681**	**8.5**
Provision for taxation	83	93	-10.8	69	20.3
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	**656**	**497**	**32.0**	**612**	**7.2**
Minority interest	**7**	-	**-**	6	**16.7**
NET PROFIT AFTER TAX AND MINORITY INTEREST	**649**	**497**	**30.6**	**606**	**7.1**
Earnings per share (Equity shares, par value Rs. 5/- each)					
Basic	23.68	18.50	28.0	22.26	6.4
Diluted	23.02	17.95	28.2	21.63	6.4

Fact Sheet – Consolidated Financial data, Third Quarter, 2005-06

Profit and Loss Account summary for the Nine months ended (As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	Year ended March 31, 2005
	2005	2004		
Income from software services, products and business process management	6,897	5,142	34.1	7,130
Software development and business process management expenses	3,644	2,723	33.8	3,765
GROSS PROFIT	**3,253**	**2,419**	**34.5**	**3,365**
Selling and marketing expenses	448	344	30.2	461
General and administration expenses	547	407	34.4	569
	995	**751**	**32.5**	**1,030**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION, EXCEPTIONAL ITEM AND MINORITY INTEREST	**2,258**	**1,668**	**35.4**	**2,335**
Interest	-	-		-
Depreciation and amortization	293	187	56.7	287
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION, BEFORE EXCEPTIONAL ITEM AND MINORITY INTEREST	**1,965**	**1,481**	**32.7**	**2,048**
Other income	68	92	-26.1	124
Provision for investments	1	-	-	-
NET PROFIT BEFORE TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST	**2,032**	**1,573**	**29.2**	**2,172**
Provision for taxation on the above	233	240	-2.9	325
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM AND MINORITY INTEREST	**1,799**	**1,333**	**35.0**	**1,847**
Exceptional Item - net of taxes	-	-		**45**
NET PROFIT BEFORE MINORITY INTEREST	**1,799**	**1,333**	**35.0**	**1,892**
Minority interest	**13**	-	-	-
NET PROFIT AFTER TAX	**1,786**	**1,333**	34.0	**1,892**
Earnings per share Equity shares, par value Rs. 5/- each				
Before exceptional item				
Basic	65.59	49.77	31.8	68.79
Diluted	63.73	48.69	30.9	67.00
After exceptional item				
Basic	65.59	49.77	31.8	70.48
Diluted	63.73	48.69	30.9	68.64

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	%	%	%	%	%
North America	65.0	65.4	66.6	64.5	65.6
Europe	24.9	23.7	22.1	24.0	21.6
India	1.4	1.5	2.1	1.8	1.7
Rest of the world	8.7	9.4	9.2	9.7	11.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	%	%	%	%	%
Development	21.1	19.9	22.1	20.3	24.6
Maintenance	29.5	30.1	30.1	30.2	29.5
Re-engineering	5.0	4.7	6.1	5.2	6.1
Package implementation	16.3	15.8	15.4	15.7	15.4
Consulting	3.1	3.8	3.8	3.8	3.4
Testing	5.5	6.2	6.1	6.1	5.5
Engineering services	1.9	1.9	2.2	1.8	2.0
Business process management	4.0	3.9	2.8	3.7	2.4
Other services	9.8	10.1	8.4	9.3	8.4
Total services	**96.2**	**96.4**	**97.0**	**96.1**	**97.3**
Products	3.8	3.6	3.0	3.9	2.7
Total revenues	**100.00**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *					
	Quarter ended			LTM	
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	%	%	%	%	%
Fixed Price	28.4	28.7	31.4	28.7	30.4
Time & Materials	71.6	71.3	68.6	71.3	69.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" - Last Twelve Months
* Excluding products

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	%	%	%	%	%
Insurance, banking & financial services	36.0	35.7	35.2	35.5	34.5
Insurance	*7.0*	*7.9*	*9.5*	*8.0*	*9.7*
Banking & financial services	*29.0*	*27.8*	*25.7*	*27.5*	*24.8*
Manufacturing	14.1	13.5	14.3	13.7	14.6
Retail	10.3	10.5	9.4	9.9	10.3
Telecom	15.8	16.7	18.1	17.2	18.6
Energy & Utilities	5.3	4.3	3.7	4.2	3.0
Transportation & logistics	4.5	5.6	7.0	6.2	7.3
Services	9.8	9.9	8.4	9.6	7.2
Others	4.2	3.8	3.9	3.7	4.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA			
	Quarter ended		
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004
Number of Clients			
Active	454	450	434
Added during the quarter	36	34	38
Accounting for > 5% of revenue	-	-	-
Number of million dollar clients			
1 Million dollar +*	206	191	156
5 Million dollar +*	78	76	65
10 Million dollar +*	51	48	37
20 Million dollar +*	25	23	18
30 Million dollar +*	18	16	10
40 Million dollar +*	14	11	7
50 Million dollar +*	7	6	4
60 Million dollar +*	5	4	3
70 Million dollar +*	2	2	1
80 Million dollar +*	2	1	-
90 Million dollar +*	1	1	-
Client contribution to revenue			
Top client	4.5%	4.4%	4.9%
Top 5 clients	17.6%	17.8%	19.8%
Top 10 clients	29.9%	30.6%	32.1%
Repeat business	93.2%	96.5%	95.0%
Account receivables – LTM (in days)	57	59	58

"LTM" - Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION			
	Quarter ended		
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004
	%	%	%
Effort			
Onsite	26.0	26.4	26.8
Offshore	74.0	73.6	73.2
Revenue			
Onsite	48.6	48.8	49.0
Offshore	51.4	51.2	51.0
Utilization			
Including trainees	70.0	72.9	71.4
Excluding trainees	78.7	79.1	79.3

PERSON MONTHS DATA			
	Quarter ended		
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004
Billed – Onsite	24,918	23,486	19,176
– Offshore	70,876	65,334	52,244
TOTAL	**95,794**	**88,820**	**71,420**
Non Billable	25,962	23,508	18,673
Trainees	15,175	9,518	9,985
Sales & Support	7,785	7,284	5,474
TOTAL	**144,716**	**129,130**	**1,05,552**

EMPLOYEE METRICS			
	Quarter ended		
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004
Total Employees	49,422	46,196	35,229
S/W professionals	46,484	43,441	33,051
Billable	*39,494*	*38,541*	*30,493*
Banking Product Group	*1,677*	*1,351*	*1,125*
Trainees	*5,313*	*3,549*	*1,433*
Sales & Support	2,938	2,755	2,178
Gross Addition	5,135	8,026	3,164
Net Addition	3,226	6,390	2,280
Lateral Employees	927	1,166	865
Attrition % (LTM)*	10.8%	10.0%	10.3%

"LTM" - Last Twelve Months
* Excluding subsidiaries

INFRASTRUCTURE (as on December 31, 2005)**					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	29,26,225	16,865	3,86,800	2,700	-
Pune	11,08,647	7,531	10,57,026	3,300	-
Chennai	8,04,317	5,376	1,40,000	1,150	-
Hyderabad	9,30,000	4,080	3,29,000	2,500	-
Bhubaneshwar	3,84,000	2,000	3,29,000	1,750	-
Mangalore	1,98,000	1,400	-	-	-
Mysore (including ILI)*	25,23,550	2,934	8,76,000	2,500	-
Mohali	21,000	200	6,84,054	3,000	-
Trivandrum	88,000	880	-	-	-
Mauritius	28,000	400	-	-	-
Total	**90,11,739**	**41,666**	**38,01,880**	**16,900**	-

* Infosys Leadership Institute
** Excluding subsidiaries

CONSOLIDATED IT SERVICES			
	Quarter ended		
	Dec 31, 2005	Sept 30, 2005	Dec 31, 2004
Effort – Services (Person Months)			
Onsite	24,815	23,311	19,077
Offshore	53,594	50,465	42,411
Total	**78,409**	**73,776**	**61,488**
Revenue – Services ($ million)			
Onsite	270.27	254.06	206.67
Offshore	245.21	230.54	192.20
Total	**515.48**	**484.60**	**398.87**

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended
	December 31, 2005	December 31, 2004	March 31, 2005
Consolidated Net Profit as per Indian GAAP	649	497	1,892
Loss on forward foreign exchange contracts	-	-	(18)
Amortization of Intangibles	-	(1)	(8)
Deferred taxes on GAAP differences	-	-	8
Consolidated Net income as per US GAAP	649	496	1,874

Reasons for differences in net income as per Indian GAAP and US GAAP

Gain on forward foreign exchange contracts

Until April 1, 2004, Indian GAAP required the premium/discount on forward contract to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward exchange contracts based on their designation as 'effective hedges' or 'not effective'.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty Limited, Australia.

Deferred Taxes on GAAP differences

The accounting treatments for forward exchange contracts and amortization of intangibles have a deferred tax impact.